Execution Version

AMENDMENT NO. 4

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 4 to the INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of August 3, 2021, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”), and GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and VALIC Company I, a Maryland corporation (the “Company”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 2002 (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Company; and

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “Act”), as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to an Investment Sub-Advisory Agreement dated March 10, 2008, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain investment series (the “Funds”) of the Company, as listed on Schedule A to the Subadvisory Agreement; and

WHEREAS, the Board of Directors of the Company has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Funds.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1. Schedule A Amendment. Schedule A to the Sub-Advisory Agreement is hereby amended and restated as attached hereto.

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ THOMAS M. WARD
Name: Thomas M. Ward
Title: Authorized Signatory

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ MARCI GREEN
Name: Marci Green
Title: Managing Director

SCHEDULE A

Effective August 3, 2021

SUB-ADVISER shall manage all or a portion of the assets of the following Covered Fund(s) and shall be compensated on that portion by the Annual Fee(s). Annual Fee shall be computed at the following annual rate, based on average daily net asset value for each month on that portion of the assets managed by SUB-ADVISER and payable monthly:

Covered Fund	Fee
Global Real Estate Fund (formerly, the Real Estate Fund)	0.55% on the first $250 million 0.50% on the next $250 million 0.45% over $500 million

Systematic Core Fund	0.1450% on the first $100 million 0.0800% on the next $150 million 0.0575% on the next $250 million 0.0475% on assets over $500 million